AZZ INC. EXECUTIVE OFFICER SEVERANCE PLAN
October 8, 2021

1.INTRODUCTION
1.1Overview. As an Eligible Employee who incurs an Eligible Termination (both defined below), you will be entitled to severance pay and benefits, in an amount and form, at such times, and subject to the terms, described in this document.
1.2Effective Date. This AZZ Inc. Executive Officer Severance Plan (this “Plan”) is effective as of October 8, 2021.
1.3Participating Companies. This Plan generally provides severance pay and benefits for the executives of AZZ Inc. (“AZZ”) and its U.S. subsidiaries who are Eligible Employees. For purposes of this Plan, AZZ and all of its U.S. subsidiaries that participate in the Plan are referred to as the “Company”.
1.4Purpose; Controlling Document. This document serves as both the plan document; and the summary description for this Plan. With respect to Eligible Employees, this Plan replaces and supersedes any other severance policy or severance plan pursuant to which an Eligible Employee might otherwise be entitled to participate. All such other severance policies and severance plans are hereby made ineffective with respect to Eligible Employees.
2.ELIGIBILITY
2.1General Requirements. You will be an “Eligible Employee” who may be eligible to receive severance benefits under this Plan if:
•Employment. You are classified by the Company, under its applicable standard personnel policies and procedures, as an active, full-time executive employee of the Company;
•Key Management Employee Designated. You are a member of a select group of key management and/or highly compensated employees of the Company;
•Designated as an Eligible Employee. The Chief Executive Officer of AZZ, who also serves as the “Plan Administrator”, has designated you an Eligible Employee under this Plan and has notified you in writing of such designation; and
•Not Excluded. You do not fall within one of the categories described in Section 2.2 below.
2.2Excluded Individuals. The following individuals will not be Eligible Employees and will not be eligible to participate in this Plan:
•Employees With Written Employment Agreements – individuals who have written employment agreements, offer letters or similar agreements with the Company that provide for severance pay and/or benefits, except such agreements that merely reference this Plan for such pay and benefits; provided, this exclusion will apply to an individual’s termination of employment only for the period during which the individual must terminate to be eligible to receive severance pay and/or benefits under the agreement or letter (whether or not his/her employment is terminated for such a reason and whether or not subject to conditions, such as signing a release).
•Employees with Written Change in Control Agreements – individuals who have written change in control agreements that provide for severance benefits with respect to terminations of employment in connection with a change in control of the Company, except such agreements that merely reference the this Plan for such benefits; provided, this change in control agreement exclusion will apply to an individual’s termination of employment only for the period during which the individual must terminate to be eligible to receive severance pay and/or benefits under the change in control agreement (whether or not his/her employment is terminated for such a reason and whether or not subject to conditions, such as signing a release).
•Non-Employee Service Providers – individuals who provide services to the Company and who the Company does not classify under its customary worker classification procedures as employees, even if the individuals are common law employees, including, but not limited to, independent contractors, contractor’s employees and leased employees.
•Individuals on Indefinite Unpaid Leaves of Absence – individuals who are absent from work on indefinite unpaid leaves of absence, except to the extent eligibility is required by applicable law.
2.3Eligible Termination. If you are an Eligible Employee, you will incur an “Eligible Termination”, and therefore will be eligible to receive benefits under this Plan, if either (i) your employment is involuntarily terminated without Cause (as defined in Part I of Exhibit A hereto) by AZZ and all of its affiliates that have common ownership with AZZ of 50% or greater (“Affiliates”), or (ii) you terminate your employment with AZZ and all Affiliates for Good Reason (as defined in Part II of Exhibit A hereto), in either case such that you thereby incur a Separation from Service (as defined in Part III of Exhibit A hereto). Any such termination without Cause or for Good Reason is referred to herein as an “Eligible Termination”. The Plan Administrator retains the authority to determine whether or not a termination is an Eligible Termination for purposes of this Plan. Notwithstanding the foregoing, the following terminations will not qualify as an Eligible Termination:
•Your termination for Cause.
•Your termination due to your Disability (as defined in Part IV of Exhibit A hereto) or any other leave of absence from which you failed to return;
•Your death;
•Your voluntary termination for any reason, including retirement, without Good Reason; or
•A Change in Control, unless in connection with the Change in Control your employment with the Company is terminated without Cause and you either (i) are not offed employment with the successor company, or (ii) you are offered employment with the successor company under terms that qualify as Good Reason.

Your “Last Day Worked” will be the day your active employment ends and you have a Separation from Service due to your Eligible Termination.
3.SEVERANCE PAY
3.1Process for Determining Severance Pay Amounts. If you, as an Eligible Employee, incur an Eligible Termination and you satisfy specified conditions, you will be eligible to receive severance pay and benefits. In order to receive severance pay (other than accrued but unused paid time off; “PTO”) payable under this Plan, you must first sign and not revoke a release agreement as described in Section 4 below; a “Release”.
The amount of severance pay payable to you and the severance benefits to be provided to you under this Plan will depend on whether or not your Eligible Termination is made in connection with a Change in Control (as defined in Part V of Exhibit A hereto). The following terms of this Section 3 and Section 4 will apply.
3.2Paid Time Off Pay. Whether or not your Eligible Termination is in connection with a Change in Control and whether or not you sign a Release, you will receive a cash payment equal to the value of any accrued but unused PTO that you have earned and for which you have been credited through your Last Day Worked. This value will be measured based on the level of your base salary in effect as of your Last Day Worked. This amount will be paid to you in a single lump sum within 30 days after the date of your Separation from Service (or such earlier date as may be required by applicable law) only to the extent provided under, and consistent with, the Company’s PTO policy in effect on your Last Day Worked.
3.3Severance Pay and Benefits Not in Connection with a Change in Control. Unless your Eligible Termination occurs with respect to a Change in Control (as described in Section 3.4), in which case your severance pay and benefits are described in Section 3.4, the amount of severance pay and benefits for which you will be eligible under this Plan upon your Eligible Termination will be as follows:
(a)Accrued But Unpaid Salary and Expenses. You will receive any amounts of accrued but unpaid (i) Annual Base Salary (as defined below), and (ii) expenses reimbursable in accordance with the Company’s expense reimbursement policies. For purposes of this Plan, “Annual Base Salary” means (i) the amount of your annualized base salary in effect immediately before your Eligible termination, or (ii) if your Eligible Termination is due to Good Reason based on a material reduction of your base salary, the amount of your annualized base salary immediately before such reduction. This amount will be paid to you based on the Company’s payroll schedule and the terms of the expense reimbursement policy, respectively.
(b)Portion of Your Target Cash Bonus for the Year of Termination. You will receive a portion of the amount of the annual cash bonus you would have received for the fiscal year of AZZ in which your Eligible Termination occurs if all performance criteria were satisfied at target (“Target Cash Bonus”) calculated as the product of (i) your Target Cash Bonus, and (ii) a fraction, the numerator of which is the number of days in the AZZ fiscal year that have elapsed through the date of your Eligible Termination, and the denominator of which is 365. This amount will be paid to you in a single lump sum within 60 days after your Eligible Termination.

(c)Severance Pay. You will receive an amount of severance pay equal to 150 percent of the total of your Annual Based Salary and your Target Cash Bonus. This amount will be payable to you, commencing on the first pay date under the Company’s payroll system that applies to similarly-situated active employees (“Applicable Payroll System”), which is on or after the 60th day after your Eligible Termination. This amount will be paid in substantially equal installment payments payable over the 18-month period commencing on the payment commencement date, at such frequencies as apply under the Applicable Payroll System.
(d)Vesting of Time-Based Equity Awards. Notwithstanding any contrary terms of any stock option grant, option agreement or other equity award agreement between the Company and you, all of your outstanding equity awards for the Company common stock, which are outstanding as of the date of your Eligible Termination and are subject to time-based vesting requirements, will vest in full.
(e)Continued Group Health Plan Coverage. To the extent (i) you and your spouse and dependent children are and remain eligible for continued Company group health plan coverage (i.e., group medical, dental and/or vision coverage) under the continuation provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) but in no event for longer than the 18-month period immediately following the date of your Eligible Termination, and (ii) you elect to continue your, your spouse’s and/or your dependent children’s Company group health insurance benefit coverages under COBRA, then you will pay for such continuation coverage the same amount as is charged to similarly-situated active employees of the Company. The Company will pay on your behalf the remainder of the cost of such continuation coverage and, to the extent any of such coverages are self-insured, will report such amount as taxable income on your Form W-2. You will pay your portion of such cost on an after-tax basis by separate check payable to the Company each month in advance (or in such other manner, such as withholding a portion of monthly payments otherwise payable to you hereunder, as the Company may agree).
3.4Severance Pay and Benefits in Connection with a Change in Control. If your Eligible Termination occurs during the period (i) beginning on the execution of a definitive written agreement that, if consummated in accordance with its terms, would result in a Change in Control, and (ii) ending on the earlier of (A) the termination of such agreement or (B) twenty-four (24) months following the consummation of a Change in Control pursuant to such agreement (i.e., an Eligible Termination in connection with a Change in Control), the amount of severance pay and benefits for which you will be eligible under this Plan upon your Eligible Termination will be as follows:
(a)Accrued But Unpaid Salary and Expenses. You will receive any amounts of accrued but unpaid (i) Annual Base Salary, and (ii) expenses reimbursable in accordance with the Company’s expense reimbursement policies. This amount will be paid to you based on the Company’s payroll schedule and the terms of the expense reimbursement policy, respectively.

(b)Portion of Your Target Cash Bonus for the Year of Termination. You will receive a portion of your Target Cash Bonus for the fiscal year of AZZ in which your Eligible Termination occurs calculated as the product of (i) your Target Cash Bonus, and (ii) a fraction, the numerator of which is the number of days in the AZZ fiscal year that have elapsed through the date of your Eligible Termination, and the denominator of which is 365. This amount will be paid to you in a single lump sum within 60 days after your Eligible Termination.
(c)Severance Pay. You will receive an amount of severance pay equal to 200 percent of the total of your Annual Based Salary and your Target Cash Bonus. This amount will be payable to you, commencing on the first pay date under the Company’s Applicable Payroll System, which is on or after the 60th day after your Eligible Termination. This amount will be paid in substantially equal installment payments payable over the 24-month period commencing on the payment commencement date, at such frequencies as apply under the Applicable Payroll System.
(d)Vesting of Time-Based Equity Awards. Notwithstanding any contrary terms of any stock option grant, option agreement or other equity award agreement between the Company and you, all of your outstanding equity awards with respect to the Company common stock, which are outstanding as of the date of your Eligible Termination and are subject to time-based vesting requirements, will vest in full.
(e)Continued Group Health Plan Coverage. To the extent (i) you and your spouse and dependent children are and remain eligible for continued Company group health plan coverage (i.e., group medical, dental and/or vision coverage) under COBRA (or would if the maximum COBRA period was 24 months, instead of the statutory maximum 18 months) but in no event for longer than the 24-month period immediately following the date of your Eligible Termination, and (ii) you elect to continue your, your spouse’s and/or your dependent children’s Company group health insurance benefit coverages under COBRA (or similar COBRA-like terms for the 6-month period immediately following the COBRA statutory maximum 18-month period), then the Company will pay on your behalf the full cost of such continuation coverage. To the extent any of the medical, dental and/or vision coverages are self-insured, the Company will report such amount as taxable income on your Form W-2. If the terms of the group medical, dental and/or vision plan referred to in this section do not permit continued participation by your, your spouse and/or your dependent children for the 6-month period immediately following the COBRA statutory maximum 18-month period, the Company will arrange for other coverage at its expense providing substantially similar benefits.
3.5Coordination of Severance Pay with Various Benefits. The amount of any severance pay payable will be reduced on a dollar-for-dollar basis by any severance, separation or termination pay or benefits that the Company pays or is required to pay to you through insurance or otherwise under any plan or contract of the Company or under any federal or state law. The provisions in the two bullets below are illustrative only:
•Withholding. The Company will withhold from severance pay any amounts required to be withheld pursuant to applicable federal, state or local law; any applicable insurance premiums; and any other amounts authorized or required by Company policy including, but not limited to, withholding for garnishments, judgments or other court orders.
•WARN Benefits. The Worker Adjustment and Retraining Notification Act and similar state laws (collectively, “WARN”) generally require employers to provide certain pay and benefits to employees in the event that required notification procedures are not followed in advance of a plant closing or mass layoff. If the Company incurs any such liability under WARN with respect to your termination, the amount of severance pay otherwise payable to you under this Plan will be reduced by the Company’s legally-required payments and benefits provided to you.
3.6Excess Parachute Payments. If you are a disqualified individual (as defined in Section 280G of the Internal Revenue Code of 1986, as amended (“Code”)), and all or a portion of the severance pay and benefits to be provided to you hereunder in connection with a Change in Control, when combined with all other amounts payable to you, constitutes an excess parachute payment (as defined in Code Section 280G) that would be subject to the excise tax imposed by Code Section 4999, then the amount of severance pay and benefits provided under Section 3.4 will be equal to the “Reduced Amount”, which will be the larger of the amounts described in subsections (a) and (b) below, with such comparison determined after taking into account all applicable federal, state and local employment and income taxes, all computed at the highest marginal rate:
(a)Reduction to Avoid Code Section 4999 Excise Tax. The largest value of the severance pay and benefits that can be paid to you with no portion of such severance pay and benefits being subject to the excise tax imposed by Code Section 4999. To reduce the total amount of severance pay and benefits payable under Section 3.4 to arrive at this reduced value, (i) first, the amount of severance pay payable under Section 3.4(c) will be reduced (in inverse order of payment); then (ii) if the total amount of such severance pay is eliminated, the Target Cash Bonus amount payable under Section 3.4(b) will be reduced; then (iii) if the total amount of such Target Base Bonus is eliminated, the value of the group health benefits paid by the Company will be reduced (in inverse order starting with the payment for the 24-month of coverage); and then (iv) if the total amount of the group health benefits is eliminated, the value of the equity awards subject to accelerated vesting will be reduced by reducing the accelerated vested per rata among the equity awards; and
(b)Reduction by Code Section 4999 Excise Tax. The remaining value of the severance pay and benefits after such value is reduced by the amount of the Code Section 4999 excise tax applicable to the value of the severance pay and benefits.
The Company will appoint a nationally recognized accounting or law firm to make the determinations required hereunder. The Company will bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. The Company will use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to the Company and you.
3.7Clawback. If you receive a payment of severance pay and benefits for which the Reduced Amount was determined pursuant to Section 3.6(a) and the Internal Revenue Service determines thereafter that some portion of such payment is subject to the excise tax under Code Section 4999, you must promptly return to the Company a sufficient amount of such payment so that no portion of the remaining payment is subject to such excise tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to Section 3.6(b), you will have no obligation to return any portion of the payment pursuant to the immediately preceding sentence. In addition, any amounts paid under this Plan will be subject to repayment to the Company pursuant to any Company “clawback” policy in effect from time to time.
4.GENERAL RELEASE
As a condition to your receiving any severance pay and benefits (as described above), you must sign and not revoke a written release agreement (“Release”) containing any terms specified by the Company for (i) your release of the Company, its affiliates, and their representatives from all claims arising from your employment or termination of employment; (ii) to the extent applicable, your non-revocation of the Release during the 7-day period applicable to age-based claims; and (iii) to the extent required by the Plan Administrator, your promise to comply with specified restrictive covenant provisions. The Plan Administrator may terminate your eligibility for severance pay and benefits if you fail to sign, or follow the terms of, your Release or if you revoke your Release. You must sign the Release after your Last Day Worked and within the time period specified by the Plan Administrator in order to be eligible for any pay or benefits under this Plan, but in no event later than the 45th day following your separation from service and your receipt of the Release, after which date your severance pay and benefits will be forfeited. Notwithstanding the terms of Section 3.3 or 3.4, in no event will any severance pay or benefits be paid or provided to you or on your behalf until after you have signed your Release and your revocation period has ended.
5.SECTION 409A COMPLIANCE
This Plan is intended to comply with the requirements of Code Section 409A and shall be construed accordingly. Any payments or distributions to be made to you under this Plan upon your Separation from Service of amounts classified as “nonqualified deferred compensation” for purposes of Code Section 409A, and not exempt from Code Section 409A, will in no event be made or commence until 6 months after your Separation from Service. Any reference to a payment being exempt (or not exempt) from Code Section 409A refers to any applicable exemption available under Section 409A, including, without limitation, the short-term deferral rule and severance pay exemption as provided in Code Section 409A and the Treasury Regulations. Each payment under this Agreement (whether of cash, property or benefits) will be treated as a separate payment for purposes of Code Section 409A. Where this Agreement provides that a payment will be made upon a specified date or during a specified period, such date or period, as required by Code Section 409A, but in no way to detract from or excuse the payment deadlines set forth in the operative provisions above in this Plan, will be the Code Section 409A “payment date” or “payment period. To the extent that any payments made pursuant to this Agreement are reimbursements exempt from Code Section 409A, the amount of such payments during any calendar year shall not affect the benefits provided in any other calendar year, and the right to any such payments shall not be subject to liquidation or exchange for another benefit or payment. As required by Code Section 409A, but in no way to detract from or excuse the payment deadlines set forth in the operative provisions above in this Plan, the payment date for any reimbursements shall in no event be later than the last day of the calendar year immediately following the calendar year in which the reimbursed expense was incurred.
6.ADMINISTRATION
6.1Interpretation. The Plan Administrator has the exclusive authority and discretion to interpret this Plan with respect to any question arising under this Plan, including eligibility for benefits and the amount, term and duration of benefits. Any variation in the amount, term or duration of an individual’s severance pay from the amount, term or duration described in the guidelines above will affect only the individual(s) to whom the variation applies. The interpretations, decisions and determinations of the Plan Administrator are conclusive and binding on the Company and all of its employees, including the applicable Eligible Employees.
6.2Rights. This Plan does not create any vested rights in any individual. In addition, this Plan does not affect the right of the Company to conduct its business affairs, including laying off or terminating the employment of any employee.
6.3Amendment and Termination. AZZ reserves the right to amend or terminate (in whole or in part) this Plan at any time.
7.SUPPLEMENTAL INFORMATION
7.1Severance Pay Claims.
•Claims. If you do not receive severance pay or if you disagree with the amount or length of payments, you may file a claim in writing with the Plan Administrator. A response to your claim will be provided to you within 90 days (180 days if you are notified of an extension). If your claim is denied, the Plan Administrator will provide written notice to you setting forth the specific reasons for denial and the provisions in this Plan or other documents used to arrive at the decision. You will also receive a description of any additional material or information necessary to perfect your claim and an explanation of why such additional material or information is necessary and a description of the Plan's review procedures and the time limits applicable to such procedures.
•Appeals. You may appeal any denial of benefits. You appeal should provide additional information and evidence that will help the Plan Administrator in its review of its original decision including, (i) the reasons supporting your claim for benefits, (ii) the reasons your claim for benefits should not have been denied, and (iii) any additional comments, documents, records or other information that you believe would be beneficial in the review of your appeal You may, upon request and free of charge, have reasonable access to the relevant documents relating to you your claim in order to help you prepare for the appeal. Your appeal must be filed with the Plan Administrator in writing within 60 days after you receive written notice of denial of your claim. The Plan Administrator then will consider your appeal and will notify you of its decision within 60 days (120 days if you are notified of an extension) after the filing of your appeal for review. If the Plan Administrator’s decision on review is unfavorable, the notification you receive will explain the reasons for the denial and the provisions in this Plan or other documents used to arrive at the decision, include a statement that the you are is entitled to receive, upon request and free of charge, reasonable access to, and copies of all documents, records, and other information relevant to the claim for benefit and a statement of your right to bring a civil action under ERISA Section 502(a) provided you have exhausted all your administrative remedies under the Plan.
•Lawsuit. If your claim and appeal are both denied or if the Plan Administrator fails to respond to them, you may file a lawsuit in the U.S. District Court for the Northern District of Texas; provided, any such lawsuit under Section 502(a) must be filed no later than 1 year after you have exhausted the Plan’s claims procedures. Any complaint filed with a court after that deadline will be considered untimely.
7.2Your Rights Under ERISA. As a participant in this Plan, you are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). ERISA provides that all Plan participants will be entitled to:
•Examine, without charge, at the Plan Administrator’s office and at other specified locations, such as worksites, all Plan documents and copies of all documents filed by this Plan with the U.S. Department of Labor, such as detailed annual reports.
•Obtain copies of all Plan documents and other Plan information upon written request to the Plan Administrator. For example, you may request a current list of participating companies under this Plan. The Plan Administrator may make a reasonable charge for the copies.
•Receive a summary of this Plan’s annual financial report. The Plan Administrator is required by law to furnish each participant under this Plan with a copy of this summary annual report.
In addition to creating rights for Plan participants, ERISA imposes duties upon the people who are responsible for the operation of the employee benefit plan. The people who operate this Plan, called “fiduciaries” of this Plan, have a duty to do so prudently and in the interest of you and other Plan participants and beneficiaries. No one, including your employer or any other person, may fire you or otherwise discriminate against you in any way solely in order to prevent you from obtaining a benefit or for exercising your rights under ERISA.
If your claim for a benefit is denied, in whole or in part, you must receive a written explanation of the reason for the denial. You have the right to have this Plan reviewed and reconsider your claim. Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request materials from this Plan and do not receive them within 30 days, you may file suit in a federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator. If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a state or federal court (although the court may refuse to consider your claim if you have not completed the Plan’s appeals process as described above). If you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor. If you have any questions about this Plan, you should contact the Plan Administrator. You should contact the nearest Area Office of the U.S. Employee Benefits Security Administration, Department of Labor, if you have any questions about this document or about your rights under ERISA.

AZZ INC. BY: /s/ Matt Emery TITLE: Chief Information and Human Resources Officer

EXHIBIT A TO EXECUTIVE OFFICER SEVERANCE PLAN
Certain Definitions

Part I
“Cause” shall mean in the Plan Administrator’s sole discretion, any of the following have occurred:
(a) an Eligible Employee’s commission or conviction of, or the entering of a guilty plea or plea of no contest by an Eligible Employee with respect to, a felony, the equivalent thereof, any other crime with respect to which imprisonment is a possible punishment, or any other crime involving moral turpitude, fraud, misrepresentation, embezzlement, theft or sexual harassment;
(b) excessive absenteeism by an Eligible Employee not related to death or Disability (as defined in Part IV below) or otherwise permissible by applicable law or the Company’s policies for sick leave, vacation, or compensated time off;
(c) an Eligible Employee’s engaging in any activity (including, without limitation, alcohol or drug abuse or other self-induced affliction, or making disparaging remarks about the Company or any of its affiliates or any of their respective officers, employees, managers, directors, members or shareholders) that injures (monetarily or otherwise), in a material respect, the reputation, business or a business relationship of the Company or any of its affiliates;
(d) an Eligible Employee’s gross negligence or material malfeasance (including, without limitation, commission of any intentional act of fraud, misappropriation or theft against the Company or its affiliates or the Eligible Employee’s intentional misrepresentation of any material financial or operating results of the Company or any of its affiliates);
(e) an Eligible Employee’s significant violation of any statutory or common law duty of loyalty to the Company or any of its affiliates;
(f) an Eligible Employee’s material breach of any provision of the Company’s written policies or the Company’s code of conduct; or
(g) an Eligible Employee’s refusal or failure to carry out the legitimate and lawful directives or instructions of the Company’s Board of Directors or Chief Executive Officer of AZZ (or such other person to whom the Eligible Employee reports as may be designated from time to time by the Board of Directors) that are consistent with the scope and nature of the Eligible Employee’s duties and responsibilities;
provided, however, that in the case of clause (b), (f) or (g) above, only if such breach, refusal or failure has not been cured within 15 days after an Eligible Employee’s receipt of written notice from the Company describing such breach or failure in reasonable detail; provided, further, that each Eligible Employee shall be entitled to no more than one opportunity to cure for any reason; provided, further, that nothing contained herein shall be construed to prohibit an Eligible Employee from providing testimony required by operation of law or legal process in connection with a proceeding in which the Eligible Employee is a witness.

Part II
“Good Reason” shall mean:
(a) the relocation by the Company of an Eligible Employee’s principal place of employment of more than 50 miles from the location of the Eligible Employee’s principal place of employment, which relocation is not rescinded within 30 days after the date of receipt by the Company from the Eligible Employee of a Good Reason Notice (as defined below) referring to this provision and describing such relocation;
(b) a material reduction by the Company in an Eligible Employee’s Annual Base Salary, unless such reduction is rescinded with 30 days after the date of receipt by the Company from the Eligible Employee of a Good Reason Notice referring to this provision and describing such reduction;
(c) a material diminution of an Eligible Employee’s responsibilities or duties, which diminution is not rescinded within 30 days after the date of receipt by the Company from the Eligible Employee of a Good Reason Notice referring to this provision and describing such diminution; or
(d) a material breach by the Company of any equity award agreement (whether with respect to stock appreciation rights, RSUs, PSUs or otherwise) by and between the Company and an Eligible Employee then in effect or the terms of any equity plan incorporated therein, is not corrected within 45 days after the date of receipt by the Company from the Eligible Employee of a Good Reason Notice referring to this provision and describing such material breach.
In order to terminate for Good Reason, an Eligible Employee must provide 30 days’ (or, in the case of clause (d), 45 days’) prior written notice to the Company, which notice must be given not later than 90 days after the initial occurrence of the event asserted by the Eligible Employee to form the basis for the Good Reason claim (any such written notice is referred to above as a “Good Reason Notice”); and the Eligible Employee must terminate within 160 days after the initial occurrence of the event above resulting in Good Reason.
Part III
“Separation from Service” shall mean a separation from service as defined in Section 409A. Under this definition an Eligible Employee generally separates from service if the Eligible Employee retires or otherwise has a termination of employment with the AZZ and all Affiliates (other than due to his death), as determined in accordance with the following:
(a)Leaves of Absence. The employment relationship is treated as continuing intact while the Eligible Employee is on military leave, sick leave, or other bona fide leave of absence if the period of such leave does not exceed 6 months, or, if longer, so long as the Eligible Employee retains a right to reemployment with the Company or an Affiliate under an applicable statute or by contract. Notwithstanding the foregoing, where a leave of absence is due to the Eligible Employee’s “disability”, a 29-month period of absence will be substituted for such 6-month period. For this purpose, “disability” means any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 6 months, where the impairment causes the Eligible Employee to be unable to perform the duties of his or her position of employment or any substantially similar position of employment. A leave of absence constitutes a bona fide leave of absence only while there is a reasonable expectation that the Eligible Employee will return to perform services for the Company or an affiliate. If the period of leave exceeds 6 months (or 29 months in the case of “disability”) and the Eligible Employee does not retain a right to reemployment under an applicable statute or by contract, the employment relationship is deemed to terminate on the first date immediately following such 6-month or 29-month period, as applicable.
(b)Termination of Employment of an Eligible Employee. Whether a termination of employment of an Eligible Employee has occurred is determined based on whether the facts and circumstances indicate that AZZ, all Affiliates and the Eligible Employee reasonably anticipate (i) that no further services will be performed after a certain date, or (ii) the level of bona fide services the Eligible Employee will perform after such date (whether as an employee or as an independent contractor) will permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Company and all Affiliates if the Eligible Employee has been providing services to the Company and all Affiliates for less than 36 months). Facts and circumstances to be considered in making this determination include, but are not limited to, whether the Eligible Employee continues to be treated as an employee for other purposes (such as continuation of salary and participation in employee benefit programs), whether similarly situated service providers have been treated consistently, and whether the Eligible Employee is permitted, and realistically available, to perform services for other service recipients in the same line of business. For periods during which a Eligible Employee is on a paid bona fide leave of absence and has not otherwise terminated employment as described in clause (i) hereof, for purposes of this clause (ii), the Eligible Employee is treated as providing bona fide services at a level equal to the level of services that the Eligible Employee would have been required to perform to receive the compensation paid with respect to such leave of absence. Periods during which a Eligible Employee is on an unpaid bona fide leave of absence and has not otherwise terminated employment are disregarded for purposes of this clause (ii) (including for purposes of determining the applicable 36-month (or shorter) period).
(c)Status Change. Generally, if a Eligible Employee performs services both as an employee and an independent contractor, such Eligible Employee must separate from service both as an employee and as an independent contractor pursuant to standards set forth in Treasury Regulations to be treated as having a Separation from Service. However, if a Eligible Employee provides services as an employee and as a member of the Board (or a member of the board of directors, or analogous position, of an Affiliate), the services provided as a director are not taken into account in determining whether the Eligible Employee has a Separation from Service as an employee for purposes of this Plan.
Part IV
“Disability” shall mean that Eligible Employee has been unable, for 90 consecutive days or for periods aggregating one hundred and 120 business days in any period of 12 consecutive months, to perform Eligible Employee’s duties as a result of physical or mental impairment, illness or injury, as determined in good faith by the Plan Administrator.
Part V
Change in Control. “Change in Control” shall mean:

(a)    a sale of all or substantially all of the assets of the Company, including, without limitation, a sale of the equity interests of all or substantially all of the Company’s direct and indirect subsidiaries;
(b)    a merger or consolidation in which the Company is not the surviving entity and in which the holders of the Company’s outstanding equity securities immediately prior to such transaction own, immediately after such transaction, equity securities representing less than 50% of the voting power of the entity surviving such transaction;
(c)    a reverse merger in which the Company is the surviving entity but the holders of the Company’s outstanding equity securities immediately prior to such transaction own, immediately after such transaction, equity securities representing less than 50% of the voting power of the Company; or
(d)    an acquisition by any person, entity or group (excluding any employee benefit plan, or related trust, sponsored or maintained by the Company or subsidiary of the Company or other entity controlled by the Company) of the beneficial ownership of equity securities of the Company representing over 50% of the combined voting power entitled to vote in the election of directors.
Notwithstanding the foregoing, any transaction or series of related transactions, the primary purpose of which (i) is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s equity securities immediately prior to such transaction or (ii) is to raise capital for the Company in a bona fide equity financing shall be deemed not to be a “Change in Control” for all purposes of this Agreement.